                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the explosions at Jilin Petrochemical Company.

                            ("PETROCHINA CHINA LOGO")
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                           (H Share Stock Code: 0857)
                             (ADS Stock Symbol: PTR)

                                  ANNOUNCEMENT

It was reported in the press yesterday that there have been a series of explosions from the No.101 Chemical Plant in Jilin city of Jilin province. In response to the report, PetroChina Company Limited announces as follows:

On 13 November 2005, the explosions occurred around 1:45 pm at an aniline facility of a dianil plant at Jilin Petrochemical Company, a branch of PetroChina Company Limited. Preliminary investigation on the scene of the accident has verified that five people have been killed, one person is missing, two people have been severely injured and 21 people have been slightly injured from the accident.

The accident was under full control by 22:00 pm on 13 November 2005. It was preliminarily confirmed at 4:00 am on 14 November 2005 that the fire was extinguished after all the substances (toxic substances) on the scene were burnt out. The accident did not affect any major operation or production of Jilin Petrochemical Company, a branch of PetroChina Company Limited. Following an environment survey, it was noted that the air quality in the area of the accident complies with the relevant standard.

The cause and losses of the accident are still under investigation. The aniline facilities involved are owned by Jilin Petrochemical Company, a branch of PetroChina Company Limited, but has no direct relationship to Jilin Chemical Industrial Company Limited and the accident will not affect the normal production and operation activities of Jilin Chemical Industrial Company Limited.

This announcement is made by the order of the Board of PetroChina Company
Limited.



                                                           BY ORDER OF THE BOARD
                                                      PETROCHINA COMPANY LIMITED
                                                                       Li Huaiqi
                                                          Secretary to the Board

Beijing, the PRC
15 November 2005

As at the date of this announcement, the Chairman is Mr Chen Geng; the Vice Chairman is Mr Jiang Jiemin; the Executive Directors of PetroChina Company Limited are Messrs Su Shulin, and Duan Wende; the Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of PetroChina Company Limited are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe. The directors jointly and severally accept full responsibility for the accuracy of the information in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements in this announcement misleading.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: November 16, 2005                             By:    /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary